4
1
<SROS>NASDAQ
<REPORTING-OWNER>
  0001136840

  Officer
</REPORTING-OWNER>
<SUBJECT-COMPANY>
  Getty Images, Inc.
  0001047202
  <IRS-NUMBER>98-0177556
</SUBJECT-COMPANY>
<PERIOD>11/04/02
4
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Albers, Bud D.
   601 North 34th St


   Seattle, WA 98103
2. Issuer Name and Ticker or Trading Symbol
   Getty Images, Inc. (GETY)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Day/Year
   11/4/2002
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   SVP, Chief Technology Officer
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                  11/01/02    M        10,000        A  $12.41                      D  Direct
Common Stock                                  11/01/02    S        10,000        D  $27.60       0              D  Direct

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Employee Stock Option (Right to$12.41          11/01/02       M                          10,000           10/15/02 (1) 10/15/11
 buy)
Employee Stock Option (Right to$16.85                                                                     03/30/01     03/30/11
 buy)
Employee Stock Option (Right to$21.03                                                                     12/20/02     12/20/11
 buy)
Employee Stock Option (Right to$24.78                                                                     10/11/01     10/11/10
 buy)
Employee Stock Option (Right to$40.41                                                                     08/28/01     08/28/10
 buy).
Non-Qualified Stock Option     $23.66                                                                     10/04/00     10/04/09
(right to buy)

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Employee Stock Option (Right to11/01/02  Common Stock                   10,000                    10,000        D   Direct
 buy)
Employee Stock Option (Right to          Common Stock                   18,229                    18,229        D   Direct
 buy)
Employee Stock Option (Right to          Common Stock                   25,000                    25,000        D   Direct
 buy)
Employee Stock Option (Right to          Common Stock                   18,854                    18,854        D   Direct
 buy)
Employee Stock Option (Right to          Common Stock                   25,000                    25,000        D   Direct
 buy).
Non-Qualified Stock Option               Common Stock                   35,417                    35,417        D   Direct
(right to buy)

Explanation of Responses:

(1)
This option vests as to 50% on October 15, 2002 and 50% on October 15, 2003.

SIGNATURE OF REPORTING PERSON
/S/ Albers, Bud D.
DATE 11/04/02